State Street Bank and Trust Company

Elizabeth A. Watson

2 Avenue de Lafayette

6th Floor

Boston, MA 02110

617-662-1118

617-662-3805 (fax)

October 17, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The CNL Funds (the “Trust”)

(File Nos. 333-140838 and 811-22017)

Pre-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-1A

Ladies and Gentlemen:

Electronically transmitted for filing pursuant to Section 6 of the Securities Act of 1933 and Section 8 of the Investment Company Act of 1940, as amended, is Pre-Effective Amendment No. 3 to the Registration Statement on Form N-1A for the above referenced Trust.

This Amendment is being filed to correct the class identifiers on Pre-Effective Amendment No. 2 to the Registration Statement and to respond to a question raised by the staff of the Commission with respect to the Fund’s investment intentions. In response to the staff’s question, the Fund does not currently intend to invest in sub-prime mortgage-backed or mortgage REIT securities.

If you have any questions concerning this filing, please call me directly at (617) 662-1118.

Sincerely,

/s/ Elizabeth A. Watson

Elizabeth A. Watson

Counsel